Mail Stop 4561

August 23, 2007

VIA USMAIL and FAX (212) 905 - 7701

Mr. Mel Schrieberg
Chief Executive Officer
Mohen, Inc.
95 Morton Street
New York, New York 10014

> **Re: Mohen, Inc.**
> **Form 10-SB Amendment #2**
> **Filed on August 17, 2007**
> **File No. 000-52707**

Dear Mr. Mel Schrieberg:

　　We have limited our review of your filing to the financial statements only and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

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FORM 10-SB AMENDMENT # 2 FILED ON AUGUST 17, 2007

Financial Statements and Notes

Audited Financial Statements for December 31, 2006

Note 6 – Equity Transactions

Redeemable Convertible Preferred Stock – Series B – par value $0.01, pages F-15 – F-16

1.   We note that based on the guidance in FSP 150-5, you reclassified the value of the warrants from equity to a liability. Please advise us how the additional audit procedures performed were reflected in your audit opinion date and whether or not you considered this change to be a restatement or correction of an error of the financial statements. If so, then please include the relevant disclosures.

2.   Please further explain to us and expand your disclosure to clarify how you determined that the net cash settlement amount represented fair value and provide us with the appropriate GAAP reference that supports your valuation. In addition, we note there were no changes to the fair value of your warrant liability at each period end. To the extent this obligation has a fixed value, please clarify this in your footnote disclosure to support your accounting treatment.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please submit a response letter on EDGAR that keys your responses to our comments and provides the requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

Mr. Mel Schrieberg
Mohen, Inc.
August 23, 2007
Page 3

You may contact Wilson K. Lee at (202) 551-3468 or me at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Cicely LaMothe
Branch Chief